UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.     )*

Under the Securities Exchange Act of 1934

Austerlitz Acquisition Corporation I

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Titles of Class of Securities)

G0663D109

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0663D109	Schedule 13G

1	NAME OF REPORTING PERSON Austerlitz Acquisition Sponsor, LP I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 29,371,430 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 29,371,430 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,371,430 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 29.9%(4)
12	TYPE OF REPORTING PERSON PN

(1)

The securities are held directly by Austerlitz Acquisition Sponsor LP, I (the “Austerlitz Sponsor”) and indirectly by (i) Trasimene Capital AU, LP I, the sole general partner of the Austerlitz Sponsor (the “Austerlitz GP”), (ii) Trasimene Capital AU, Corp. I, the sole general partner of Austerlitz GP (“Trasimene AU Corp. I”), and (iii) William P. Foley, II, the sole shareholder of Trasimene AU Corp. I. As a result, Austerlitz Sponsor, the Austerlitz GP, Trasimene AU Corp. I and Mr. Foley may be deemed to have or share beneficial ownership of the securities held directly by the Austerlitz Sponsor. Each of the Austerlitz GP, Trasimene AU Corp. I and Mr. Foley disclaims beneficial ownership of such securities except to the extent of their respective pecuniary interest therein, if any.

(2)

The Austerlitz Sponsor directly owns 14,685,430 shares of Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”) and 14,685,430 shares of Class C Common Stock, par value $0.0001 per share (“Class C Common Stock”) of Austerlitz Acquisition Corporation I (the “Issuer”), each of which are convertible into shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of the Issuer, as described under the heading “Description of Securities—Founder Shares and Alignment Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-252932) (the “Registration Statement”).

(3)

Excludes 10,533,333 shares of Class A Common Stock issuable upon the exercise of 10,533,333 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Warrants—Private Placement Warrants and Forward Purchase Warrants” in the Registration Statement.

(4)

Based on 98,371,430 outstanding shares of Class A Common Stock of the Issuer consisting of (i) 69,000,000 shares of Class A Common Stock outstanding as of January 7, 2022, as reported by the Issuer in its quarterly report on Form 10-Q/A filed with the U.S. Securities and Exchange Commission (“SEC”) on January 10, 2022, and (ii) 29,371,430 shares of Class A Common Stock acquirable by the Austerlitz Sponsor upon the conversion of 14,685,715 shares of Class B Common Stock and 14,685,715 shares of Class C Common Stock.

CUSIP No. G0663D109	Schedule 13G

1	NAME OF REPORTING PERSON Trasimene Capital AU, LP I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 29,371,430 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 29,371,430 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,371,430 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 29.9%(4)
12	TYPE OF REPORTING PERSON PN

(1)

The securities are held directly by Austerlitz Sponsor, and indirectly by (i) the Austerlitz GP, (ii) Trasimene AU Corp. I, and (iii) William P. Foley, II, the sole shareholder of Trasimene AU Corp. I. As a result, Austerlitz Sponsor, the Austerlitz GP, Trasimene AU Corp. I and Mr. Foley may be deemed to have or share beneficial ownership of the securities held directly by the Austerlitz Sponsor. Each of the Austerlitz GP, Trasimene AU Corp. I and Mr. Foley disclaims beneficial ownership of such securities except to the extent of their respective pecuniary interest therein, if any.

(2)

The Austerlitz Sponsor directly owns 14,685,430 shares of Class B Common Stock and 14,685,430 shares of Class C Common Stock of the Issuer, each of which are convertible into shares of Class A Common Stock of the Issuer, as described under the heading “Description of Securities—Founder Shares and Alignment Shares” in the Issuer’s Registration Statement.

(3)

Excludes 10,533,333 shares of Class A Common Stock issuable upon the exercise of 10,533,333 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Warrants—Private Placement Warrants and Forward Purchase Warrants” in the Registration Statement.

(4)

Based on 98,371,430 outstanding shares of Class A Common Stock of the Issuer consisting of (i) 69,000,000 shares of Class A Common Stock outstanding as of January 7, 2022, as reported by the Issuer in its quarterly report on Form 10-Q/A filed with the SEC on January 10, 2022, and (ii) 29,371,430 shares of Class A Common Stock acquirable by the Austerlitz Sponsor upon the conversion of 14,685,715 shares of Class B Common Stock and 14,685,715 shares of Class C Common Stock.

CUSIP No. G0663D109	Schedule 13G

1	NAME OF REPORTING PERSON Trasimene Capital AU Corp. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 29,371,430 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 29,371,430 (1)(2)(3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,371,430 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 29.9%(4)
12	TYPE OF REPORTING PERSON CO

(1)

The securities are held directly by Austerlitz Sponsor, and indirectly by (i) the Austerlitz GP, (ii) Trasimene AU Corp. I, and (iii) William P. Foley, II, the sole shareholder of Trasimene AU Corp. I. As a result, Austerlitz Sponsor, the Austerlitz GP, Trasimene AU Corp. I and Mr. Foley may be deemed to have or share beneficial ownership of the securities held directly by the Austerlitz Sponsor. Each of the Austerlitz GP, Trasimene AU Corp. I and Mr. Foley disclaims beneficial ownership of such securities except to the extent of their respective pecuniary interest therein, if any.

(2)

The Austerlitz Sponsor directly owns 14,685,430 shares of Class B Common Stock and 14,685,430 shares of Class C Common Stock of the Issuer, each of which are convertible into shares of Class A Common Stock of the Issuer, as described under the heading “Description of Securities—Founder Shares and Alignment Shares” in the Issuer’s Registration Statement.

(3)

Excludes 10,533,333 shares of Class A Common Stock issuable upon the exercise of 10,533,333 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Warrants—Private Placement Warrants and Forward Purchase Warrants” in the Registration Statement.

(4)

Based on 98,371,430 outstanding shares of Class A Common Stock of the Issuer consisting of (i) 69,000,000 shares of Class A Common Stock outstanding as of January 7, 2022, as reported by the Issuer in its quarterly report on Form 10-Q/A filed with the SEC on January 10, 2022, and (ii) 29,371,430 shares of Class A Common Stock acquirable by the Austerlitz Sponsor upon the conversion of 14,685,715 shares of Class B Common Stock and 14,685,715 shares of Class C Common Stock.

CUSIP No. G0663D109	Schedule 13G

1	NAME OF REPORTING PERSON William P. Foley, II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 29,37,430 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 29,37,430 (1)(2)(3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,37,430 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 29.9%(4)
12	TYPE OF REPORTING PERSON IN

(1)

The securities are held directly by Austerlitz Sponsor, and indirectly by (i) the Austerlitz GP, (ii) Trasimene AU Corp. I, and (iii) William P. Foley, II, the sole shareholder of Trasimene AU Corp. I. As a result, Austerlitz Sponsor, the Austerlitz GP, Trasimene AU Corp. I and Mr. Foley may be deemed to have or share beneficial ownership of the securities held directly by the Austerlitz Sponsor. Each of the Austerlitz GP, Trasimene AU Corp. I and Mr. Foley disclaims beneficial ownership of such securities except to the extent of their respective pecuniary interest therein, if any.

(2)

The Austerlitz Sponsor directly owns 14,685,430 shares of Class B Common Stock and 14,685,430 shares of Class C Common Stock of the Issuer, each of which are convertible into shares of Class A Common Stock of the Issuer, as described under the heading “Description of Securities—Founder Shares and Alignment Shares” in the Issuer’s Registration Statement.

(3)

Excludes 10,533,333 shares of Class A Common Stock issuable upon the exercise of 10,533,333 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Warrants—Private Placement Warrants and Forward Purchase Warrants” in the Registration Statement.

(4)

Based on 98,371,430 outstanding shares of Class A Common Stock of the Issuer consisting of (i) 69,000,000 shares of Class A Common Stock outstanding as of January 7, 2022, as reported by the Issuer in its quarterly report on Form 10-Q/A filed with the SEC on January 10, 2022, and (ii) 29,371,430 shares of Class A Common Stock acquirable by the Sponsor upon the conversion of 14,685,715 shares of Class B Common Stock and 14,685,715 shares of Class C Common Stock.

Item 1(a). Name of Issuer:

Austerlitz Acquisition Corporation I

Item 1(b). Address of Issuer’s Principal Executive Offices:

1701 Village Center Circle

Las Vegas, Nevada 89134

Item 2(a). Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	Austerlitz Acquisition Sponsor, LP I
2.	Trasimene Capital AU, LP I
3.	Trasimene Capital AU Corp. I
4.	William P. Foley, II

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

1701 Village Center Circle

Las Vegas, Nevada 89134

Item 2(c). Citizenship:

See responses to Item 4 on each cover page.

Item 2(d). Titles of Classes of Securities:

Class A Common Stock, par value $0.0001 per share.

Item 2(e). CUSIP Number:

G0663D109

Item 3. Not applicable.

Item 4. Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page, which are incorporated herein by reference.

(b)	Percent of class:

See responses to Item 11 on each cover page, which are incorporated herein by reference.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page, which are incorporated herein by reference.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page, which are incorporated herein by reference.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page, which are incorporated herein by reference.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page, which are incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

AUSTERLITZ ACQUISITION SPONSOR, LP I

By:	/s/ Michael L. Gravelle
Michael L. Gravelle, Authorized Signatory

TRASIMENE CAPITAL AU, LP I

By:	/s/ Michael L. Gravelle
Michael L. Gravelle, Attorney-in-Fact

TRASIMENE CAPITAL AU CORP. I

By:	/s/ Michael L. Gravelle
Michael L. Gravelle, Attorney-in-Fact

WILLIAM P. FOLEY, II

By:	/s/ Michael L. Gravelle
Michael L. Gravelle, Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.

1	Joint Filing Agreement, dated February 11, 2022, by and among Trasimene Capital AU LP, I Trasimene Capital AU Corp. I, LLC and William P. Foley, II.

2	Power of Attorney previously filed as Exhibit 24.1 to a Form 3 with regard to Foley Trasimene Acquisition Corp. filed with the Securities and Exchange Commission on February 25, 2021, by Austerlitz Acquisition Sponsor, LP I, Trasimene Capital AU, LP I, Trasimene Capital AU Corp. I and William P. Foley, II.